Exhibit T3A-2

ARTICLES OF ORGANIZATION

OF

AUSTELL HOLDING COMPANY, LLC

To the Secretary of State

of the State of Georgia

FIRST: The name of the limited liability company (the “Company”) is Austell Holding Company, LLC.

SECOND: The Company shall be member-managed by its sole member, Caraustar Industries, Inc.

IN WITNESS WHEREOF, the undersigned has executed these Articles of Organization on December 11, 2000

/s/ Patrick S. Bryant
Patrick S. Bryant, Organizer